

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 21, 2008

Mr. Kulwant Sandher
Chief Financial Officer
Turner Valley Oil and Gas Inc.
604-700 West Pender Street
Vancouver, BC V6C 1G8

    Re: **Turner Valley Oil & Gas, Inc.**
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       Filed April 14, 2008
       Form 10-QSB for Fiscal Quarter Ended March 31, 2008
       Filed May 15, 2008
       Form 10-Q for Fiscal Quarter Ended June 30, 2008
       Filed August 14, 2008
       File No. 000-30891

Dear Mr. Sandher:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 5

1.   Your disclosures under this heading should pertain to the periods for which
        financial statements are presented. Any disclosure about interim or unidentified
        periods should be updated to enable investors to better assess your financial
        condition and results of operations.

        For example, on page 7 you state that "…the Company incurred $44,405 of
        further costs associated with the exploration of the well during the quarter." You
        further state "…total costs are to date are $525,544 for our interest, under the
        terms of our agreement." Please identify the periods to which these disclosures
        relate and explain the relevance of the activity described in relation to your annual
        results.

        Please refer to Item 303 of Regulation S-K and FRC §501 for further guidance.

Executive Compensation, page 9

2.   We note your disclosure indicating "other compensation" was paid in common
        stock, valued at market prices then current. Tell us how you have presented the
        amounts shown in your table in your Statements of Operations and the reconciling
        section of your Statements of Cash Flows for the periods ended December 31,
        2007 and 2006.

Controls and Procedures, page 13

3.   We note that your statement that there have been no changes in your *internal
        controls* or other factors that could significantly affect internal controls
        subsequent to the date you carried out your evaluation does not comply with Item
        308(c) of Regulation S-B.

        This guidance requires that you disclose any change (rather than only significant
        change) in your *internal control over financial reporting* (rather than internal
        controls) that occurred *during the last fiscal quarter* (rather than subsequent to
        your evaluation) that has materially affected, or is reasonably likely to materially
        affect your internal control over financial reporting.

        We also note that you have not included the certifications from your principal
        financial officer in the exhibits to your Form 10-KSB that are required under Item
        601(b)(31) and (32) of Regulation S-B.

Please comply with your reporting obligations.

Financial Statements

Statement of Operations and Comprehensive Income(Loss), page F-5

4.   We note that the amounts of comprehensive income(loss) presented in your
        Statements of Operations and Comprehensive Income(Loss) for the years ended
        December 31, 2007 and 2006 do not agree to the corresponding amounts in your
        Statement of Stockholders' Equity and Note 6. Please resolve these
        inconsistencies.

Statements of Shareholders' Equity, page F-6

5.   Please provide a total column to your Statements of Shareholders' Equity.

Note 1 – Summary of Significant Accounting Policies

Oil & Gas Properties, page F-8

6.   We note you have not mentioned estimated future expenditures to be incurred in
        developing proved reserves, and estimated dismantlement and abandonment costs
        when discussing your full cost amortization policy. These should be included in
        the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.

        Please submit the disclosure that you propose to clarify your handling of these
        estimated future amounts and advise us of any changes that you would need to
        make to your accounting to comply with this guidance.

7.   We note your disclosure stating "Investments in unproved properties and major
        development projects not subject to amortization are not amortized until proved
        reserves associated with the projects can be determined or until impairment
        occurs." You further state "If the results of an assessment indicate that the
        properties are impaired, the amount of the impairment is added to the capitalized
        costs to be amortized."

        However, your disclosures on page F-13 under "Impairment of Long-Lived
        Assets" indicate that you recorded an impairment charge during 2007 pursuant to
        the guidance in SFAS 144, while your disclosures on page F-14 under "Note 3 –
        Oil & Gas Properties," appear to further clarify this point, referring to the
        working interest in the Strachan-Leduc region, stating the company determined
        there were "…no economic hydrocarbons and hence impaired its holding" in the

amount of $525,544. These disclosures are not consistent with the requirements of the full cost rules.

Since you have selected the full cost methodology, your oil and gas properties should be assessed for impairment using the ceiling test described in Rule 4-10(c)(4) of Regulation S-X. Your policy disclosure and discussion of impairment should clarify how carrying costs are assessed using this methodology, and how application of the ceiling test has resulted in an impairment charge during 2007.

8.   Please disclosure your policy of accounting for asset retirement obligations, following the guidance in SFAS 143.

Supplement Disclosures, page F-19

Capitalized Costs Relating to Oil and Gas Producing Activities

9.   Please tell us why the amounts disclosed under this heading of capitalized costs relating to your proved and unproved oil and gas properties as at December 31, 2007 and 2006 do not agree with the corresponding information reported in your balance sheet, as would ordinarily be required by paragraphs 18, 19 and 20 of SFAS 69.

Costs incurred in Oil and Gas Property Acquisition, Exploration, and Development Activities

10.   We note that you report costs incurred during 2007 that duplicate the costs incurred during 2006, and also that the amounts shown for 2006 as acquisition costs of proved properties and exploration costs, are not consistent with the characterization of these amounts in your prior Form 10-KSB, being acquisition costs of unproved properties and development costs. Tell us the reasons for not updating your disclosures and for the inconsistencies noted above. Also advise us of the adjustments you propose to properly report the costs incurred in oil and gas property acquisition, exploration and development activities for the years ended December 31, 2007 and 2006, in accordance with paragraphs 21, 22 and 23 of SFAS 69. The captions used for your columns should clarify that the amounts disclosed pursuant to this guidance pertain to costs incurred during the period rather than balances capitalized as of the end of the period.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

11.   It appears you should disclose the standardized measure of discounted future net cash flows relating to your interests in proved oil and gas reserves, at the end of each period, and reconciliations showing changes in this measure occurring during these periods to comply with paragraphs 30, 31, 32 and 33 of SFAS 69.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief